As filed with the Securities and Exchange Commission on March 18, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts for Ordinary Shares, Nominal Value 2 Euros each of

ALCATEL

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

FRANCE

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

Timothy F. Keaney

The Bank of New York

101 Barclay Street

New York, New York, 10286

(212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York  10271

(212) 238-3010

For Further Information Contact:

Timothy F. Keaney

The Bank of New York

ADR Department

101 Barclay Street

New York, New York 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466

[  ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [  ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ordinary shares, nominal value 2 Euros each, of Alcatel	300,000,000 American Depositary Shares	$5.00	$15,000,000	$1,215.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous registration statement on Form F-6 of the registrant (Regis. No. 333-11946).

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 12, 13 and 17

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 11, 12 and 17

dividends

(iv)

The transmission of notices, reports

Articles number 7, 12, 13, 14

and proxy soliciting material

and 17

(v)

The sale or exercise of rights

Articles number 11, 12 and 17

(vi)

The deposit or sale of securities

Articles number 11, 12, 14, 15,

resulting from dividends, splits

and 17

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 15

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5,11,

or withdraw the underlying securities

18 and 23

(x)

Limitation upon the liability

Articles number 11, 17, 19 and 21

of the depositary

3.

Fees and Charges

Articles number 6 and 18

Item - 2.

Available Information

Public reports furnished by issuer

Article number 15

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of March 1, 1991, as Amended and Restated as of May 15, 1992, as amended by Amendment No. 1 dated January 3, 1997, as further Amended and Restated as of March 10, 1997, as further Amended and Restated as of May 10, 2000, and as further Amended and Restated as of May 22, 2000, as further Amended and Restated as of ___________, 2003, among Alcatel, The Bank of New York as Depositary, and all Holders of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter agreement among Alcatel and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466.  – Not applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 14, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, nominal value 2 Euros each, of Alcatel.

By:

The Bank of New York,

As Depositary

By:

/s/ DAVID S. STUEBER

Name: David S. Stueber

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Alcatel has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Paris, France, on March 14, 2003.

ALCATEL

By:  /s/ JEAN-PASCAL BEAUFRET
Name: Jean-Pascal Beaufret

Title: Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Jean-Pierre Halbron and Pascal Durand-Barthez, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 14, 2003.

Signature /s/ JEAN-PASCAL BEAUFRET Jean-Pascal Beaufret	Title Chief Financial Officer (Principal Accounting and Financial Officer)
/s/ DANIEL BERNARD Daniel Bernard	Director
/s/ PHILIPPE BISSARA Philippe Bissara	Director
/s/ FRANK BLOUNT Frank Blount	Director
/s/ JOZEF CORNU Jozef Cornu	Director
/s/ JEAN-PIERRE HALBRON Jean-Pierre Halbron	Director
_________________________ David Johnston	Director
/s/ PIERRE-LOUIS LIONS Pierre-Louis Lions	Director
/s/ THIERRY DE LOPPINOT Thierry de Loppinot	Director
s/ JEAN-MARIE MESSIER Jean-Marie Messier	Director
/s/ PETER MIHATSCH Peter Mihatsch	Director
/s/ SERGE TCHURUK Serge Tchuruk	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
/s/ BRUNO VAILLANT Bruno Vaillant	Director
________________________ Marc Viénot	Director
/s/ HELMUT WERNER Helmut Werner	Director
/s/ GEORGE BRUNT George Brunt, Esq.	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Letter	Exhibit

1

Form of Deposit Agreement dated as of March 1, 1991, as Amended and Restated as of May 15, 1992, as amended by Amendment No. 1 dated January 3, 1997, as further Amended and Restated as of March 10, 1997, as further Amended and Restated as of May 10, 2000, and as further Amended and Restated as of May 22, 2000, as further Amended and Restated as of ___________, 2003, among Alcatel, The Bank of New York as Depositary, and all Holders of American Depositary Receipts issued thereunder.

2

Form of letter agreement among Alcatel and The Bank of New York relating to pre-release activities.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.